UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”), dated February 5, 2009, announcing the Company’s financial results for the fourth quarter and year ended December 31, 2008.

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $7.8 million and earnings per share of $0.45 for the fourth quarter of 2008.
•	Knightsbridge reports annual net income for 2008 of $48.1 million and earnings per share of $2.81.
•	Knightsbridge announces a cash dividend of $0.25 per share for the fourth quarter of 2008.

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2008 RESULTS

Knightsbridge Tankers Limited (the “Company” or “Knightsbridge”) reports net income of $7.8 million and earnings per share of $0.45 for the fourth quarter of 2008. The average daily time charter equivalents (“TCEs”) earned by the Company’s four VLCCs was $43,900 compared with $52,800 in the preceding quarter. The fourth quarter earnings reflect a decrease in the profit share on the vessels Hampstead and Kensington.

The net increase in cash and cash equivalents in the quarter was $3.3 million. The Company generated cash from operating activities of $14.7 million, used $2.2 million to repay loan and credit facilities, invested $0.6 million in its newbuilding project and distributed $8.6 million in dividend payments. In February 2009, the Company has an average cash breakeven rate for its vessels of $19,300 per vessel per day compared to $19,410 in February 2008.

For the year ended December 31, 2008, the Company reports net income of $48.1 million and earnings per share of $2.81, compared with $84.8 million and $4.96, respectively, in 2007. The net income and earnings per share in 2007 include a gain in the amount of $49.1 million and $2.87, respectively, resulting from the sale of a vessel. The average daily TCEs in 2008 were $52,600 compared with $41,700 in 2007. Net interest expense for the year was $0.9 million (2007: $5.3 million) mainly due to the lower debt level.

The net decrease in cash and cash equivalents in 2008 was $4.1 million. The Company generated cash from operating activities of $69.7 million, used $9.0 million to repay loan and credit facilities, invested $17.8 million in its newbuilding project and distributed $47.0 million in dividend payments. Total dividends paid per share in 2008 were $2.75 compared to $2.50 in 2007.

On February 5, 2009, the Board declared a dividend of $0.25 per share.  The record date for the dividend is February 18, 2009, ex dividend date is February 13, 2009 and the dividend will be paid on or around March 2, 2009.

THE MARKET

The average market rate for VLCCs from MEG to Japan in the forth quarter was about WS 84 ($61,500 per day) compared to about WS 148 ($96,500 per day) in the third quarter of 2008. The first week of the quarter started with average TCE rates for modern VLCCs, according to Clarkson, of $59,800 per day while the present indications are approximately $40,000 per day.

Bunkers at Fujairah averaged approximately $290/mt in the fourth quarter with a low of approximately $206/mt and a high of approximately $552/mt.

The International Energy Agency (IEA) reported in January 2009 an average OPEC oil production, including Iraq, of 31.4 million barrels per day during the fourth quarter of the year, a decrease of about 1 million barrels per day from the third quarter. The next OPEC meeting is scheduled to take place on March 15, 2009.

According to Fearnleys, the VLCC fleet totalled 501 vessels at the end of the fourth quarter with eleven deliveries during the quarter. There are 6 additional deliveries expected to take place in the first quarter of 2009. The total order book amounted to 227 vessels at the end of the fourth quarter, down from 238 vessels after the third quarter of 2008. The current orderbook represents about 45 percent of the VLCC fleet. Two VLCC’s was deleted from the trading fleet whilst no VLCCs were ordered during the quarter. The single hull fleet amounted to 110 vessels at the end of the fourth quarter.

CORPORATE AND OUTLOOK

The Company’s VLCC fleet is fixed on time charters expiring between 2009 and 2012. One of our VLCCs will be redelivered from the charterer during March 2009. We are evaluating employment possibilities  for this vessel. After ending her current time charter the vessel may be employed in the spot market prior to a new long term agreement. Two of our time charters also include a profit share arrangement hence our exposure in the spot market is limited.

As previously announced, the Company has two Capesize bulk carriers under construction at Daehan Shipbuilding Co. Ltd (“Daehan”). The total contract price is $162 million of which the Company has paid $48.6 million to date, $32.4 million of these instalments have been financed through a bank facility, while the balance of $16.2 million has been financed by equity. We have also entered into  long-term time charters for employment of these vessels upon their scheduled delivery in 2009. There are still uncertainties related to the ability of Daehan to deliver these vessels on time. However we understand the yard is incorporated in a restructuring program with the Korean Development Bank (KDB).

Knightsbridge  believes it is well positioned with a strong balance sheet and a steady cash flow secured by long term charter agreements. The Company is currently working to put in place financing for a portion of the remaining instalments due on the two newbuildings. The level of debt financing available may not be as high as the Company would consider optimal. Pending clarification of the level of financing available for the newbuildings, the Board has decided to take a conservative stance and has decided to reduce the dividend payment this quarter.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" ”pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
February 5, 2009

Questions should be directed to:

Contact:                    Ola Lorentzon : Chairman, Knightsbridge Tankers Limited
   + 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED FOURTH QUARTER REPORT (UNAUDITED)

2007 Oct-Dec	2008 Oct-Dec	INCOME STATEMENT	2008 Jan-Dec	2007 Jan-Dec
		(in thousands of $)		(audited)

24,201	16,109	Operating revenues	82,914	88,160
49,119	-	Gain on sale of asset	-	49,119
		Operating expenses
2,689	239	Voyage expenses	4,012	12,872
4,398	3,843	Ship operating expenses	14,535	15,544
351	392	Administrative expenses	1,538	1,481
4,210	3,427	Depreciation	13,711	17,016
11,648	7,901	Total operating expenses	33,796	46,913

61,672	8,208	Net operating income	49,118	90,366

		Other income (expenses)
262	415	Interest income	2,336	1,026
(1,490)	(808)	Interest expense	(3,216)	(6,373)
(91)	(51)	Other financial items	(184)	(183)
(1,319)	(444)	Total other expenses	(1,064)	(5,530)

60,353	7,764	Net income	48,054	84,836

$3.53	$0.45	Earnings per share ($)	$2.81	$4.96

46,800	43,900	Income on time charter basis ($ per day per vessel)* VLCC	52,600	41,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

BALANCE SHEET	2008 Dec 31	2007 Dec 31
(in thousands of $)		(audited)

ASSETS
Short term
Cash and cash equivalents	77,998	82,143
Restricted cash	10,000	10,000
Other current assets	4,888	15,210
Long term
Vessels, net	187,360	201,072
Newbuildings	51,305	33,459
Deferred charges	134	282
Total assets	331,685	342,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long-term debt	42,560	8,960
Other current liabilities	6,340	8,890
Long term
Long term interest bearing debt	60,480	103,040
Stockholders’ equity	222,305	221,276
Total liabilities and stockholders’ equity	331,685	342,166

2007 Oct-Dec	2008 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2008 Jan-Dec	2007 Jan-Dec (audited)

		OPERATING ACTIVITIES
60,353	7,764	Net income	48,054	84,836
		Adjustments to reconcile net income to net cash provided by operating activities
4,290	3,470	Depreciation and amortisation	13,860	17,164
(49,119)	-	Gain on sale of asset	-	(49,119)
(5,749)	3,474	Change in operating assets and liabilities	7,773	(4,695)
9,775	14,708	Net cash provided by operating activities	69,687	48,186

		INVESTING ACTIVITIES
(506)	(580)	Additions to newbuildings	(17,847)	(33,459)
98,980	-	Proceeds from disposal of vessel	-	98,980
98,474	(580)	Net cash (used in) provided by investing activities	(17,847)	65,521

		FINANCING ACTIVITIES
-	-	Proceeds from long-term debt and credit facilities	-	33,600
(22,400)	(2,240)	Repayments of long-term debt and credit facilities	(8,960)	(30,811)
(8,550)	(8,550)	Dividends paid	(47,025)	(42,750)
(12)	-	Debt finance costs	-	(141)
(30,962)	(10,790)	Net cash used in financing activities	(55,985)	(40,102)

77,287	3,338	Net (decrease) increase in cash and cash equivalents	(4,145)	73,605
4,856	74,660	Cash and cash equivalents at start of period	82,143	8,538
82,143	77,998	Cash and cash equivalents at end of period	77,998	82,143

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: February 6, 2009	By: /s/ Georgina Sousa
Name: Georgina Sousa Title: Secretary

SK 01655 0002 963199